Exhibit 21.1

SUBSIDIARIES OF HOME BANCSHARES, INC.

Name of Subsidiary	State of Incorporation/ Organization
Centennial Bank	Arkansas
Liberty (AR) Statutory Trust I	Delaware
Liberty (AR) Statutory Trust II	Delaware
Centennial (AR) Statutory Trust I	Delaware
Russellville Statutory Trust I	Delaware